Exhibit 99.1

PRESS RELEASE

SMX and Continental Release Second Application

for Natural Rubber

NEW YORK, May 9, 2023 – SMX (Security Matters) plc (NASDAQ:SMX; SMXWW) is pleased to announce that, continuing its collaboration with Continental, they are enabling automotive companies the ability to identify and verify ethical sourcing of natural rubber and to demonstrate a higher level of responsibility and certification of premium natural rubber products, which SMX believes can enable a smarter rubber sorting and recycling capability.

In a recent trial at ContiTech, one of Continental’s group sectors in Hanover, Germany, the teams were able to 100% identify (through blind tests) the ‘marked’ and ‘unmarked’ natural rubber in engine mounts supplied by Continental for a global automotive company without affecting the material properties and the product performance.

Further, SMX believes that this trial demonstrates SMX’s technology as a proven enabler to overcome the ‘First Mile Challenge’1 while ensuring the certification and verification of ethical sourcing of natural rubber from tree plantation to final product.

Results from the trial include:

✓	SMX succeeded in integrating its technology within engine mounts utilizing ‘marked’ natural rubber supplied by Continental without affecting the manufacturing process, the quality and the material properties of the car component.

✓	SMX’s marking system was successfully detected in all prototypes manufactured with ‘marked’ natural rubber, demonstrating the durability and the traceability of the SMX marking system throughout the production process.

✓	Using SMX’s reader, the unique technology provided a non-destructive way of tracing the ‘marked’ natural rubber within the engine mounts throughout the production process.

✓	SMX’s technology provides the ability to differentiate and identify ‘marked’ car components utilizing marked natural rubber from unmarked car components, thus enabling authentication of material originating from ethical sourcing within a final product and through recycling and reuse.

The trial successfully embedded SMX’s marking system in the natural rubber supplied by Continental, into an engine mount, providing origin authentication of the sustainable raw material and demonstrating its durability, full traceability and repeatability through the production process from raw material to final product and recycle and reuse.

—Ends—

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

1 Considered to be one of the biggest challenges for ethical commodities manufacturing.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Internal Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

About SMX

As global businesses faces new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Internal Sussex Road, Dublin 4, Ireland, D04T4A6	2